Exhibit 99.1

Glory Star Announces Results of 2021 Annual General Meeting

BEIJING, Dec. 21, 2021 /PRNewswire/ -- Glory Star New Media Group Holdings Limited, (“Glory Star”, the “Company” or “we”) (NASDAQ: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced the results of its 2021 Annual General Meeting, which was held on December 18, 2021, in Beijing, China.

At the Annual General Meeting, the Company’s shareholders:

(1) re-elected Messrs. Yong Li and Bing Zhang as Class II directors of the Company until the 2024 annual general meeting of the Company or until their respective successors are duly appointed and qualified, and

(2) ratified the appointment of Assentsure PAC as independent registered public accounting firm of the Company for the financial year ending December 31, 2021.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AI, AR and VR technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions ) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on including the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2021, as amended, and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co